EXHIBIT 1

JOINT FILING AGREEMENT

This will confirm the agreement by and among all the undersigned that the Schedule 13G filed on or about this date and any amendments thereto with respect to the beneficial ownership by the undersigned of shares of common stock, par value $0.0001 per share, of GTT Communications, Inc. is being filed on behalf of each of the undersigned in accordance with Rule 13d-1(k)(1). This agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: February 12, 2020	ALEPH CAPITAL PARTNERS GP LIMITED

	By:	/s/ Ben Freeman
Name: Ben Freeman
Title: Director

/s/ Hugues Bernard Charles Lepic
Hugues Bernard Charles Lepic

CRESTVIEW III TIGER, L.P.

Acting by its general partner:

Crestview III Tiger GP, LLC

By:	/s/ Ross Oliver
Name: Ross Oliver
Title: General Counsel